SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: HCA Healthcare, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: ______________________________________________________________________________

[This reference is to an article in the Becker’s Hospital Review, available at https://www.beckershospitalreview.com/finance/hca-disputes-investment-group-s-claims-defends-er-admission.html?utm_source=twitter&utm_medium=social].